

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ______________________

______________________

БИК ______________________

Кор. счет ______________________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037
от 11.10.2006. № 10.2-2/08-4618

на № ______________ от ______________

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the material fact.



Please find 1 page enclosed.


06017638





A. V. Andreev,
CEO
Southern Telecommunications Company

**Notification on the material facts**
**"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"**

**"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"**

| 1. General | |
|---|---|
| 1.1. Full registered name of the Issuer | ***Public Joint –Stock Company "Southern Telecommunications Company"*** |
| 1.2. Abbreviated registered name of the Issuer | ***"UTK" PJSC*** |
| 1.3. Place of the Issuer's business | ***66, Karasunskaya Street, Krasnodar, 350000*** |
| 1.4. Basic state registration number of the Issuer | ***1022301172112*** |
| 1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities | ***2308025192*** |
| 1.6. Unique Issuer's code assigned by the registering authority | ***00062-A*** |
| 1.7. URL of the Internet page used by the Issuer for information disclosure | ***http://www.stcompany.ru*** |
| 1.8. Name of the periodical used by the Issuer for publishing information | ***Newspaper "Vedomosti", Supplement to Bulletin of FFMS of Russia*** |

| 1.9. Code (codes) of the material fact (facts) | ***0600062A09102006, 0900062A09102006*** |
|---|---|

**2. Substance**

2.1. Type, category, series and other identification characteristics of securities.
***03-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).***

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.
***4-07-00062-A of 17th August 2004.***

2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).
***Federal Financial Markets Service of the Russian Federation***

2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
***The interest rate (coupon income) on the Bonds shall be determined in accordance with the Decision on the Bond issue approved by the Board of Directors of the Issuer (Minutes № 49 of June 28, 2004). The Board of Directors assigned a 10.9% (ten point nine) interest rate per annum to the fourth coupon of 03-series bond issue (Minutes № 28 of 24 March 2006). Thus, 54.65 (fifty four 65/100) rubles shall be paid out per each bond of the issue.***

2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.
***24th March 2006***

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
***24th March 2006***

2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).
***Total amount of the fourth coupon income to be paid on the Issuer's Bonds makes 191,275,000 (one hundred ninety one million two hundred seventy five thousand) rubles; the fourth coupon income to be paid under each Bond of the issue makes 54.65 (fifty four 65/100) rubles***

2.8. Form of income payment under the Issuer's securities (money, other property).
***In money terms in currency of the Russian Federation by cashless settlement***

2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in

| |
|---|
| case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period.<br>***8th October 2006 (9th October 2006 – taking into consideration days off).***<br>2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series).<br>***Total amount of income paid on the 1-4 coupons of the issue makes 838,810,000 (eight hundred thirty eight million eight hundred and ten thousand) rubles;***<br>2.11. The Issuer's obligation and its amount in money terms.<br>***The fourth coupon income payment under the Bond issue valued at 10.9% per annum or 191,275,000 (one hundred ninety one million two hundred seventy five thousand) rubles;***<br>2.12. Fact of execution (default) of the Issuer's obligation.<br>***The Issuer's obligation on the fourth coupon payment to the Bond Holders is fully executed.*** |

| 3. Signature |
|---|
| 3.1. General Director of the Public Joint-Stock Company "Southern Telecommunications Company" ________ A. V. Andreev<br>(Signature) |
| 3.2. Date " 9 " October 2006 Official seal |